                                                      EXHIBIT 12

              ASSOCIATES FIRST CAPITAL CORPORATION

       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (Dollar Amounts in Millions)

                                               Three Months Ended
                                                    March 31
                                              2000            1999
                                              ----            ----
Fixed Charges (a)

  Interest expense                          $  961.1        $  960.0

  Implicit interest in rent                      9.4             9.2
                                            --------        --------

    Total fixed charges                     $  970.5        $  969.2
                                            ========        ========

Earnings (b)

  Earnings before provision for income
   taxes                                    $  475.7        $  538.9

  Fixed charges                                970.5           969.2
                                            --------        --------

    Earnings, as defined                    $1,446.2        $1,508.1
                                            ========        ========


Ratio of Earnings to Fixed Charges (c)          1.49            1.56
                                                ====            ====
----------

(a) For purposes of such computation, the term "fixed charges" represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes, plus fixed charges.

(c) Excluding the special pre-tax charge related to the Company's AHF unit, the ratio of earnings to fixed charges for the three months ended March
    31, 2000 would have been 1.61.